FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2006.

Total number of pages: 6

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec signs a MOU for the Acquisition of Valeo S.A. (France) Motors & Actuators Business to Strengthen its In-car Electric Motor Business

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 20, 2006, in Kyoto, Japan

Nidec signs a MOU for the Acquisition of Valeo S.A. (France)

Motors & Actuators Business to Strengthen its In-car Electric Motor Business

Nidec Corporation (“Nidec”) and Valeo S.A. (“Valeo”) have entered into a Memorandum of Understanding (“MOU”) regarding the sale of the motors & actuators business of Valeo (“VMA business”).

Nidec has focused on expanding its motor business as a core business strategy, and has expanded its in-car motor business, as well as its business for small precision motors mainly used in IT devices.  Nidec believes that the most effective way to compete in such business is to acquire a business with a favorable historical performance, because it takes time to develop production capacity for in-car motors and distribution channels for such products to Tier 1 customers.

Valeo’s VMA business has achieved high recognition in the in-car motor market and has a wide range of products and customer portfolios.  Nidec believes that combining this business with Nidec’s world leading brushless technologies will further enhance Nidec’s market position.  Nidec expects that the acquisitions contemplated by the MOU will have a positive impact on the growth of Nidec’s in-car motor business.

Moreover, Valeo’s VMA business has international operations in regions including Europe, North America and China.  The contemplated acquisition will provide Nidec, which has operation mainly in Asia, with in-car motor business operations in every major region of the world, which will allow Nidec to cater its customers’ global operations.

Definitive documentation regarding the proposed transaction is expected to be entered into by the parties after completion of the consultation process with Valeo’s workers’ committee mandated under French law, which is targeted for mid-November of this year.

1. Description of Valeo S.A.

(1)		Registered Name	Valeo S.A.
(2)		Name of Representative	Thierry Morin (CEO)
(3)		Location of Headquarters	43 Rue Bayen 75848 Paris Cedex 17, France
(4)	Description of Main Business Activities
Manufacture of auto parts (including clutches, engine cooling systems, lights, electrical systems, windshield, and windshield wipers)
(5)		End of Fiscal Year	December 31
(6)		Number of Employees	Approximately 73,800 employees
(7)	Consolidated Operating Results in Recent Fiscal Years
(Euros in millions)
		Fiscal Year ended December 31, 2003	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
	Net Sales	9,234	9,293	10,033
	Operating Income	465	333	307
	EBITDA	996	824	811
Note 1:

The operating results for the Fiscal Year ended December 31, 2003 are presented in accordance with accounting standards generally accepted in France, and the operating results for the Fiscal Years ended December 31, 2004 and 2005 are presented in accordance with international accounting standards.

	Note 2:	EBITDA is calculated before taking into account extraordinary items.

2. Description of the VMA business

(1)		Business	Valeo motors & actuators business
(2)		Locations	Europe (France, Germany, Spain and Poland), North America (United States and Mexico) and China
(3)	Description of Main Business Activities
			Manufacture of electric motors for use in automobiles
(4)		Main Products	Motors for airflow systems, body closure systems, seat positioning systems and brake systems
(5)		Number of Employees	Approximately 1,800 employees
(6)	Non-audited pro forma Consolidated Operating Results in Recent Fiscal Years
				(Euros in millions)
		Fiscal Year ended December 31, 2003	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
	Net Sales	N/A	272	253
	Operating Income(1)	N/A	N/A	9
		N/A	11	-4
	EBITDA(2)	N/A	N/A	26
		N/A	22	17

Note 1: The operating results in Fiscal Years ended December 31, 2004 and 2005 are presented in accordance with international accounting standards.

Note 2: EBITDA is calculated based on the following formula:  Net income + Depreciation and amortization + Cost of net debt + Income taxes + Net charges to / (reversals from) provisions + Unrealized (gains) / losses on financial instruments + (gains) / losses on disposal of non-current assets.

(1)        Operating Income: Top row is excluding extraordinary items.  Bottom row is including extraordinary items.

(2)        EBITDA: Top row is excluding extraordinary items.  Bottom row is including extraordinary items.

3.

Description of the Process to Notify the French Labor Union Representative (Consultation with Workers’ Committees)

Under French law, the company is required to consult its workers’ committee in connection with a possible sale of a subsidiary or a business. The parties may not enter into definitive agreements so long as the workers’ committee has not delivered its opinion. The transaction documents may be executed and the transactions contemplated thereunder may be consummated once the workers’ committee has issued its opinion (whether favorable or not).

4. Indicative Transaction Schedule

October 20, 2006	Execution of MOU
Mid November, 2006	Execution of definitive agreements
Late December, 2006	Closing of acquisition

5. Effect on Financial Projections of this Fiscal Period

We will consider the effects of entering into the proposed transactions on the financial projections for this fiscal period released publicly in Japan pursuant to the rules of the Tokyo Stock Exchange and announce any changes to such projections to the extent required thereunder.

6. Advisors

Our exclusive financial advisor is Dresdner Kleinwort, and our legal adviser is Debevoise & Plimpton LLP, in respect of the proposed transaction.

Special Note Regarding Forward-looking Statements

This notice contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business and industry, the business and industry of the assets and business we propose to acquire and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements are those which discuss future expectations, strategies or projections of results of operations or financial condition or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. Important risks and factors that could cause our actual results to be materially different from our expectations include, but are not limited to:  whether the proposed acquisition discussed herein is actually consummated by us and the final terms thereof, which have not been agreed; our ability upon any such acquisition to improve the results of operations of the acquired business and successfully integrate it into our existing businesses; abrupt changes in customers’ market position ; general economic conditions in the automotive industry and related product markets; exchange rate fluctuations, particularly between the Japanese yen and the Euro and U.S. dollar; adverse changes in laws, regulations or economic policies in any of the countries where we or the business we seek to acquire, as discussed herein, operate ; and any negative impacts on such businesses from outbreaks of diseases in such countries, including outbreaks of avian flu.

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